Exhibit 21.0

Subsidiaries of the Registrant

Name	Percent Ownership	State of Incorporation

Belmont Savings Bank	100%	Massachusetts

BSB Funding Corporation	100%	Massachusetts

BSB Investment Corporation*	100%	Massachusetts

*	Wholly owned subsidiary of Belmont Savings Bank